SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Neuralstem, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64127R302

(CUSIP Number of Class of Securities)

Yanchang Lu

Tianjin Pharmaceuticals Group Holdings Co., Ltd.

No. 29 Youyi North Road

Pharmaceuticals Building, Hexi District

Tianjin, P. R. China

86 22 2416 0854

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64127R302

1	Name of Reporting Person Tianjin Pharmaceuticals Group Holdings Co., Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 2,207,693(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,207,693(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,693 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.99% (3)
14	Type of Reporting Person CO

(1)	Includes 2,192,308 shares of common stock (the “Common Shares”) in Neuralstem, Inc. (the “Issuer”) currently held by the Reporting Person’s wholly-owned subsidiary, Tianjin Pharmaceuticals Group International Holdings Co., Ltd (“Tianjin BVI”), as well as 15,385 Common Shares that Tianjin BVI has the right to acquire within 60 days of the date of this report upon the conversion of 3,956 shares of the Issuer’s Series A 4.5% Convertible Preferred Stock (the “Preferred Shares”) held by Tianjin BVI. Does not include the up to 3,873,185 Common Shares issuable upon the conversion of the remaining 996,044 Preferred Shares currently owned by Tianjin BVI, which are currently not convertible into Common Shares as a result of the conversion cap outlined in the Certificate of Designation of Preferences, Rights and Limitations of the Preferred Shares which prevents Tianjin BVI from converting any Preferred Shares if such conversion would result in Tianjin BVI and its affiliates beneficially owning, in aggregate, more than 19.99% of the total number of Common Shares outstanding after giving effect to such conversion.

(2)	Number of Common Shares reflects a one-for-thirteen (1-for-13) reverse stock split of Common Shares effective as of 5:00 P.M. on January 6, 2017 (the “Common Stock Consolidation”).
(3)	Based on 11,043,014 Common Shares outstanding, which includes: (i) 8,835,321 Common Shares outstanding as of October 31, 2016 (after giving effect to the Common Stock Consolidation), based on 114,859,175 Common Shares (pre-Common Stock Consolidation) as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, plus (ii) 2,192,308 Common Shares issued directly to Tianjin BVI on December 12, 2016 (after giving effect to the Common Stock Consolidation), plus (iii) 15,385 Common Shares issuable upon the conversion of 3,956 Preferred Shares.

SCHEDULE 13D

CUSIP No. 64127R302

1	Name of Reporting Person Tianjin Pharmaceuticals Group International Holdings Co., Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (Not Applicable)
5	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 2,207,693(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,207,693(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,693(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.99% (3)
14	Type of Reporting Person CO

(1)	Includes 2,192,308 Common Shares in the Issuer currently held as well as 15,385 Common Shares that Tianjin BVI has the right to acquire within 60 days of the date of this report upon the conversion of 3,956 Preferred Shares held by Tianjin BVI. Does not include the up to 3,873,183 Common Shares issuable upon the conversion of the remaining 996,044 Preferred Shares currently owned by Tianjin BVI, which are currently not convertible into Common Shares as a result of the conversion cap outlined in the Certificate of Designation of Preferences, Rights and Limitations of the Preferred Shares which prevents Tianjin BVI from converting any Preferred Shares if such conversion would result in Tianjin BVI and its affiliates beneficially owning, in aggregate, more than 19.99% of the total number of Common Shares outstanding after giving effect to such conversion.

(2)	Number of Common Shares reflects the Common Stock Consolidation.
(3)	Based on 11,043,014 Common Shares outstanding, which includes: (i) 8,835,321 Common Shares outstanding as of October 31, 2016 (after giving effect to the Common Stock Consolidation) based on 114,859,175 Common Shares (pre-Common Stock Consolidation) as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, plus (ii) 2,192,308 Common Shares issued directly to Tianjin BVI on December 12, 2016 (after giving effect to the Common Stock Consolidation), plus (iii) 15,385 Common Shares issuable upon the conversion of 13,956 Preferred Shares.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Shares”) of Neuralstem, Inc. (the “Issuer”).

The Issuer’s principal executive offices are located at:

20271 Goldenrod Lane, 2nd Floor,

Germantown, Maryland

20876

Item 2.	Identity and Background

Tianjin Pharmaceuticals Group International Holdings Co., Ltd. is a corporation organized in the British Virgin Islands ( “Tianjin BVI”) and is a direct wholly-owned subsidiary of Tianjin Pharmaceuticals Group Holdings Co., Ltd., which is a corporation organized in the People’s Republic of China (“Tianjin China”). Each of Tianjin BVI and Tianjin China are hereinafter referred to as a “Reporting Person” and collectively as the “Reporting Persons”

The Reporting Persons are a private pharmaceutical group that focuses on four major product categories: chemical and biological medicines, green traditional Chinese medicines, innovative medical devices and modern logistics.

The principal business address and address of principal office of each Reporting Person is:

No. 29 Youyi North Road

Pharmaceuticals Building, Hexi District

Tianjin, P. R. China

Each of the Common Shares and Preferred Shares (defined below) beneficially owned by the Reporting Persons are held directly by Tianjin BVI, which as discussed above is a wholly-owned subsidiary of Tianjin China.

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of the Reporting Persons’ directors and executive officers. In their capacity as directors or executive officers of the Reporting Persons, each may be deemed a person controlling the Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used cash on hand to finance the $20 million purchase price for the 2,192,308 Common Shares (after giving effect to the Common Stock Consolidation) and the 1,000,000 shares of the Issuer’s Series A 4.5% Convertible Preferred Stock (the “Preferred Shares”).

Item 4.	Purpose of Transaction

The acquisition and ownership of the Common Shares and the Preferred Shares was for general investment purposes.

The Reporting Persons may, from time to time and at any time: (i) purchase additional Common Shares in the open market or otherwise; (ii) acquire additional Common Shares upon the conversion of Preferred Shares; (iii) dispose of all or a portion of the Common Shares now owned or hereafter acquired by them, in open market transactions, or otherwise; and (iv) engage in any hedging or similar transactions with respect to the Common Shares.

Pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of the Preferred Shares (the “Certificate of Designation”) the Reporting Persons do not have the right to convert any portion of the Preferred Shares it holds at any time, if after giving effect to a prospective conversion, the Reporting Persons (together with the Reporting Persons’ affiliates, and any persons acting as a group together with any Reporting Person or any of the Reporting Persons’ affiliates) would own in excess of 19.99% of the total number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon the conversion of the Preferred Shares subject to the potential conversion (the “Beneficial Ownership Limitation”)

Further, in accordance with the terms of the Certificate of Designation, as long as there are at least 200,000 Preferred Shares outstanding, holders of Preferred Shares have the right to, voting separately as a class, elect one member to the Issuer’s board of directors (the “Board”). Consequently, since Tianjin BVI is currently the only holder of outstanding Preferred Shares, Tianjin BVI currently has the exclusive right to elect one member to the Board.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item

(a) and (b)

The Reporting Persons are the beneficial holders of 2,207,693 Common Shares, and each have shared voting and dispositive power over such Common Shares between each Reporting Person, which represent 19.99% of the total outstanding Common Shares. The total outstanding Common Shares for the purposes of the preceding calculation is based on 11,043,014 Common Shares outstanding, which includes: (i) 8,835,321 Common Shares outstanding as of October 31, 2016 (after giving effect to the Common Stock Consolidation) based on 114,859,175 Common Shares (pre-Common Stock Consolidation) as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2016, plus (ii) 2,192,308 Common Shares issued directly to the Tianjin BVI on December 12, 2016 (after giving effect to the Common Stock Consolidation), plus (iii) 15,385 Common Shares issuable upon the conversion of 3,956 Preferred Shares held by Tianjin BVI.

The Common Shares beneficially owned by the Reporting Persons include 2,192,308 Common Shares currently owned by Tianjin BVI as well as 15,385 Common Shares that Tianjin BVI has the right to acquire within 60 days of the date of this report upon the conversion of 3,956 Preferred Shares held by Tianjin BVI. The Reporting Persons’ beneficially ownership of Common Shares reported on this report does not include the up to 3,873,183 Common Shares issuable upon the conversion of the remaining 996,044 Preferred Shares owned by Tianjin BVI, which are currently not convertible into Common Shares as a result of the conversion cap outlined in the Certificate of Designation discussed above in Item 4.

(c)

Except as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Shares during the past 60 days.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e)

Not applicable

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The Securities Purchase Agreement

On September 7, 2016, the Tianjin Pharmaceutical Holdings, Ltd. (an affiliate of the Reporting Persons) entered into a Securities Purchase Agreement with the Issuer (the “SPA”), which was subsequently amended by the an amendment to the SPA, dated December 1, 2016 (the “Amendment” and together with the SPA, the “Purchase Agreement”) pursuant to which the Tianjin BVI agreed to purchase up to an aggregate of $20 million of securities of the Issuer including 28,500,000 Common Shares at a price per share of $0.253 and 1,000,000 Preferred Shares with an aggregate stated value of $12,789,500. The Purchase Agreement contained customary representations and warranties of both parties, and both parties agreed to execute and deliver a registration rights agreement regarding the securities being issued under the Purchase Agreement. Tianjin BVI also agreed not to, amongst other things, solicit proxies or written consents, seek removal of any director on the Board, or vote any of its Common Shares in a manner other than in accordance with the recommendation of the Board concerning either the election or removal of directors, or a stockholder proposal. These standstill provisions are applicable to Tianjin BVI through the date of the Issuer’s 2019 annual meeting of stockholders.

The summary of the Purchase Agreement in this Item 6 is not complete and is qualified in its entirety by reference to the complete SPA, which is filed as Exhibit 7.1 to this Schedule 13D, as amended by the Amendment, which is filed as Exhibit 7.2 to this Schedule 13D, each of which is incorporated by reference into this Item 6.

Registration Rights Agreement

On December 1, 2016, Tianjin BVI entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which Tianjin BVI became entitled to certain customary registration rights.

Under the Registration Rights Agreement, if the Issuer receives a written request from Tianjin BVI that the Issuer file with the SEC a registration statement (the “Registration Statement”) to register under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of the Common Shares acquired by Tianjin BVI pursuant to the Purchase Agreement as well as the Common Shares issued and issuable upon conversion in full of the 1,000,000 Preferred Shares acquired by Tianjin BVI pursuant to the Purchase Agreement (collectively, the “Registrable Securities”), then the Issuer shall use commercially reasonable best efforts to effect a Registration Statement covering the resale of all of the Registrable Securities within 60 days of such request from Tianjin BVI.

The Registration Rights Agreement also grants Tianjin BVI “piggyback” registration rights, whereby if the Issuer proposes to register the offer and sale of any Common Shares under the Securities Act (other than pursuant to a Registration Statement on Form S-8 or Form S-4) Tianjin BVI shall have the option in include in such registered offering the Registrable Securities.

The Issuer has agreed to use its commercially reasonable best efforts to keep any Registration Statement covering the Registrable Securities continuously effective under the Securities Act until the earlier of: (i) the date on which all of the Registrable Securities subject to such Registration Statement have been publicly sold by Tianjin BVI, or (ii) the one year anniversary of the effective date of the Registration Statement. The Issuer may, under certain circumstances, suspend the availability of the Registration Statement for one or more periods not to exceed 90 consecutive days in any in any 12 month period.

The forgoing description of the Registration Rights Agreement in this Item 6 is not complete and is qualified in its entirety by reference to the complete Registration Rights Agreement, which is filed as Exhibit 7.3 to this Schedule 13D and is incorporated by reference into this Item 6.

Certificate of Designation

The Certificate of Designation outlines the terms of the Preferred Shares. In particular, Tianjin BVI is prohibited from acquiring Common Shares upon conversion of Preferred Shares if such Common Shares acquired would result in Tianjin BVI (along with its affiliates) having aggregate beneficial ownership of Common Shares in excess of the Beneficial Ownership Limitation.

Although the Preferred Shares do not generally have voting rights, the Certificate of Designation provides that holders of Preferred Stock, voting separately as a class, shall be entitled to elect one member of the Board as long as at least 200,000 Preferred Shares are outstanding.

The summary of the Certificate of Designation in this Item 6 and in Item 4 above is not complete and is qualified in its entirety by reference to the complete Certificate of Designation, which is filed as Exhibit 7.4 to this Schedule 13D and is incorporated by reference into both this Item 6 and Item 4 above.

Item 7.	Materials to be Filed as Exhibits

Exhibit 7.1	Securities Purchase Agreement dated September 7, 2016, between Neuralstem, Inc. and Tianjin Pharmaceutical Holdings, Ltd. (incorporated by reference to Exhibit 10.01 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 12, 2016)

Exhibit 7.2	Amendment to Securities Purchase Agreement dated December 1, 2016 between Neuralstem, Inc., Tianjin Pharmaceutical Holdings, Ltd., and Tianjin Pharmaceuticals Group International Holdings Co., Ltd.

Exhibit 7.3	Registration Rights Agreement dated December 1, 2016, between Neuralstem, Inc., and Tianjin Pharmaceuticals Group International Holdings Co., Ltd.

Exhibit 7.4	Certificate of Designation of Preferences, Rights and Limitations of the Series A 4.5% convertible Preferred Stock. (incorporated by reference to Exhibit 3.01 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2016).

Exhibit 7.5	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2017

TIANJIN PHARMACEUTICALS GROUP INTERNATIONAL HOLDINGS CO., LTD., a corporation existing under the laws of the British Virgin Islands

By:	/s/ Jing Gao
Name: Jing Gao
Its: Chairman of Board of Directors

TIANJIN PHARMACEUTICALS GROUP HOLDINGS CO., LTD. a corporation existing under the laws of the People’s Republic of China

By:	/s/ Yanchang Lu
Name: Yanchang Lu
Its: General Manager

SCHEDULE A

The business address of each director and executive officer of each of Tianjin BVI and Tianjin China is c/o Tianjin Pharmaceuticals Group Holdings Co., Ltd., No. 29 Youyi North Road, Pharmaceuticals Building, Hexi District, Tianjin, P. R. China. Each director and executive officer is a citizen of the People’s Republic of China. Tianjin BVI currently does not have any executive officers.

TIANJIN BVI - BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address
Jing Gao	Chairman of the Board of Directors	Director of Corporate Development Strategy for Tianjin China	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

Mai Wang	Director	Director of Corporate Governance for Tianjin China	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

TIANJIN CHINA - BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address
Yanchang Lu	Director	General Manager of Tianjin China	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

Ping Zhang	Director	Chief Engineer at Tianjin China	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

Peichun Yao	Director	Deputy General Manager at Tianjin China	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

Aijian Wang	Director	Professor at Tianjin University of Finance and Economics	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

Xinyi Hou	Director	Director of the Modern Law Research Center and Director at Tianjin University of Finance and Economics	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

TIANJIN CHINA - EXECUTIVE OFFICERS

Name	Title	Present Business Address
Yangchang Lu	General Manager	No. 29 Youyi North Road Pharmaceuticals Building, Hexi District Tianjin, P. R. China

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